UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

Pliyt Inc.

(Name of Issuer)

1540 Greensboro Ct
San Jose, CA 95131
https://pliyt.com/

(Physical Address & Website of Issuer)

Delaware	**Corporation**	**March 21, 2025**
(Jurisdiction of Incorporation/Organization)	(Form of Organization)	(Date of Organization)

Not Applicable

(Name of Co-Issuer)

MicroVenture Marketplace Inc.

(Offering Intermediary)

0001478147	**152513**	**008-68458**
(Intermediary CIK Number)	(Intermediary CRD Number)	(Intermediary SEC File Number)

Amount of compensation to be paid to the intermediary for conducting the Offering, including the amount of referral and any other fees associated with the offering:

The intermediary shall receive a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The intermediary will receive a number of securities of the issuer that is equal to {wo percent (2%) of the total number of securities sold by the issuer in the offering.

OFFERING INFORMATION

Crowd Notes	**25,000**	**February 23, 2026**	**$25,000**
(Type of Security Offered)	(Target No. of Securities Offered)	(Deadline to Meet Target Amount)	(Target Offering Amount)

Yes	**Issuer's discretion**	**$1.00**	**$1,000,000**
(Oversubscriptions Accepted)	(Oversubscription Allocation)	(Price per Security)	(Maximum Offering Amount)

Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned.

_____

ANNUAL REPORT DISCLOSURE INFORMATION

Current Number of Employees: 3

Fiscal Year-End December 31, 2024

Total Assets	$ -
Cash & Cash Equivalents	$ -
Accounts Receivable	$ -
Short-Term Debt	$ -
Long-Term Debt	$ 14,609.00
Revenues/Sales	$ -
Cost of Goods Sold	$ -
Taxes Paid	$ -
Net Gain (Loss)	$ (14,609.00)

_____

JURISDICTIONS IN WHICH THE ISSUER INTENDS TO OFFER THE SECURITIES

Alabama	Illinois	Nebraska	South Carolina
Alaska	Indiana	Nevada	South Dakota
Arizona	Iowa	New Hampshire	Tennessee
Arkansas	Kansas	New Jersey	Texas
California	Kentucky	New Mexico	Utah
Colorado	Louisiana	New York	Vermont
Connecticut	Maine	North Carolina	U.S. Virgin Islands
Delaware	Maryland	North Dakota	Virginia
District Of Columbia	Massachusetts	Ohio	Washington
Florida	Michigan	Oklahoma	West Virginia
Georgia	Minnesota	Oregon	Wisconsin
Guam	Mississippi	Pennsylvania	Wyoming
Hawaii	Missouri	Puerto Rico	American Samoa
Idaho	Montana	Rhode Island	Northern Mariana Islands

September 18, 2025

Pliyt Inc.



Regulation Crowdfunding Offering of Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "**Form C**") is being furnished by Pliyt Inc., a Delaware Corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "**Securities**"). Investors in the Securities (the "**Investors**") are sometimes referred to herein as "**Purchasers**." The Company intends to raise at least $25,000 and up to $1,000,000 from Investors in the offering of Securities described in this Form C (this "**Offering**"). The minimum amount of Securities that can be purchased is $500 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "THE SECURITIES". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "**Intermediary**"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will also be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

	Price to Investors	Fees & Commissions [1]	Net Proceeds to Issuer
Minimum Individual Purchase Amount	$ 500.00	$ 25.00	$ 475.00
Aggregate Minimum Offering Amount	$ 25,000.00	$ 1,250.00	$ 23,750.00
Aggregate Maximum Offering Amount	$ 1,000,000.00	$ 50,000.00	$ 950,000.00

(1) Excludes fees to the Company's service providers and advisors, such as escrow agents, attorneys, and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or other materials.

These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration.

The company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and pursuant to Regulation Crowdfunding must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. In accordance with Rule 202(b) of Regulation Crowdfunding, this annual report must be filed and posted until one of the following occurs:

1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**");
2) The Company has filed at least one annual report pursuant to the ongoing reporting requirements of Regulation Crowdfunding and has fewer than 300 holders of record;
3) The Company has filed the annual reports pursuant to the ongoing reporting requirements of Regulation Crowdfunding for the three most recent years and has less than $10,000,000 of total assets;
4) The Company, or another party, repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The Company liquidates or dissolves its business in accordance with state law.

_____

The Company has certified that all of the following statements are TRUE:

1) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act;
3) The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, or excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act;
4) The Company is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Section 503(a) of Regulation Crowdfunding;
5) The Company has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

_____

THIS FORM C DOES NOT CONSTITUTE AN OFFERING OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING. SPECIFICALLY, THE SECURITIES MAY NOT BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF DURING THE ONE YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED, UNLESS SUCH SECURITIES ARE TRANSFERRED:
1) TO THE ISSUER;
2) TO AN ACCREDITED INVESTOR;
3) AS PART OF AN OFFERING REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION; OR
4) TO A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE PURCHASER, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE PURCHASER OR OTHER SIMILAR CIRCUMSTANCE.

INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES, AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS".

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY, THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING, THE COMPANY, OR ANY OTHER RELEVANT MATTERS AND ADDITIONAL REASONABLE INFORMATION. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

THIS FORM C DOES NOT PURPORT TO CONTAIN ALL OF THE INFORMATION THAT MAY BE REQUIRED TO EVALUATE THE OFFERING, AND ANY RECIPIENT HEREOF SHOULD CONDUCT ITS OWN INDEPENDENT ANALYSIS. STATEMENTS CONTAINED HEREIN AS TO THE CONTENT OF ANY AGREEMENTS OR OTHER DOCUMENT ARE SUMMARIES AND, THEREFORE, ARE NECESSARILY SELECTIVE AND INCOMPLETE AND ARE QUALIFIED IN THEIR ENTIRETY BY THE ACTUAL AGREEMENTS OR OTHER DOCUMENTS. THE STATEMENTS OF THE COMPANY CONTAINED HEREIN ARE BASED ON INFORMATION BELIEVED TO BE RELIABLE. NO WARRANTY CAN BE MADE AS TO THE ACCURACY OF SUCH INFORMATION OR THAT CIRCUMSTANCES HAVE NOT CHANGED SINCE THE DATE OF THIS FORM C. THE COMPANY DOES NOT EXPECT TO UPDATE OR OTHERWISE REVISE THIS FORM C OR OTHER MATERIALS SUPPLIED HEREWITH. THE DELIVERY OF THIS FORM C AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS FORM C.

THIS FORM C IS SUBMITTED IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND MAY NOT BE REPRODUCED OR USED FOR ANY OTHER PURPOSE.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY REGARDING THE PURCHASE, TRANSFER, AND/OR RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

_____

COMPANY & OFFERING SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this Form C. This summary does not contain all of the information you should consider before investing in our Securities. You should read this entire Form C carefully, including the sections entitled "RISK FACTORS" and "DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and our financial statements and the related notes, attached as Exhibit A, before making an investment decision. Our fiscal year ends December 31st.

Pliyt Inc.
1540 Greensboro Ct
San Jose, CA 95131
https://pliyt.com/

Introduction

Pliyt Inc. is a California-based autonomous ride-sharing company developing a privacy-first transportation experience. The company is building a concept vehicle featuring modular, soundproof passenger pods with personal controls, separate entry/exit points, and dedicated luggage compartments. Pliyt plans to initially operate with a direct-to-consumer model, allowing customers to book rides directly through an app. Its mission is to make shared rides as comfortable, secure, and personalized as private trips, while keeping costs competitive. Target markets include both B2B and B2C segments in the United States, ranging from corporate and school shuttles to airport transfers and social travel.

History

The Company was incorporated in Delaware on March 21, 2025, after originally forming as an LLC in February 2024. Operating in the autonomous mobility and ride-sharing industry, Pliyt was founded by veterans of Tesla and Waymo who witnessed firsthand the shortcomings of traditional ride-hailing and emerging autonomous vehicle (AV) services. Passengers often face unwanted interaction with drivers or fellow riders, lack privacy, and have no control over environmental settings in shared vehicles. Drawing on their industry expertise, the founders set out to create a modular, privacy-focused vehicle design that eliminates these issues and allows each passenger to customize their ride. Since incorporation, Pliyt has filed a provisional patent application for its AV, built key partnerships, and begun developing its concept vehicle for debut at the Consumer Electronics Show (CES) 2026.

The Offering

Pliyt Inc. is offering investment in Crowd Notes. A Crowd Note is not a debt instrument; it is a security in which an investor makes a cash investment in our company that can convert to equity at a later date and only in connection with a specific event. The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

$500.00	$25,000.00	$1,000,000.00	February 23, 2026
(Minimum Investment)	(Target Offering Amount)	(Maximum Offering Amount)	(Offering Deadline)
$1.00	$25,500.00	$1,020,000.00	None
(Price per Security)	(Principal of Crowd Notes Outstanding if Target Offering Amount Reached)	(Principal of Crowd Notes Outstanding if Maximum Offering Amount Reached)	(Voting Rights)

The amount of Securities outstanding in the table above is inclusive of the two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering to which the Intermediary is entitled at the conclusion of the Offering.

_____

<center>**RISK FACTORS**</center>

I<small>N ADDITION TO THE RISKS DETAILED BELOW, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY COMPANY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER THINGS, THE RISK FACTORS DISCUSSED BELOW.</small>

<center>**Risks Related to Our Business & Industry**</center>

The Company is in the development stage.
We are subject to all of the risks inherent in the establishment of a new business enterprise, including, but not limited to, limited operating history, reliance on key personnel, the lack of developed products, insufficient capital, and the lack of sufficient sales and marketing capabilities. We may not be successful in developing our business or operating our business profitably. In fact, we may never complete our development or operate at a profit. If our plans prove to be unsuccessful, investors may lose all or a substantial part of their investment. Our success will depend on our ability to address the risks encountered by development stage companies and to implement our business development strategy. We may not be successful in implementing our business development strategy, and, in such event, the Company will likely fail, which could lead to a complete loss of your investment.

The Company has broad discretion in the use of the proceeds from this Offering.
The Company intends to use the proceeds from this offering for the purposes set forth under the section captioned "Use of Proceeds" below. However, our management has broad discretion over how these proceeds are to be used based on unforeseen technical, commercial, or regulatory issues and could spend the proceeds in ways with which you may not agree. Management may exercise poor discretion with respect to how the proceeds are used. The proceeds may not be invested effectively or in a manner that yields a favorable or any return. Any of these could result in financial losses that could have a material adverse effect on our business, financial condition, and results of operations.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized as a Delaware Corporation on March 21, 2025. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.
We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our product development and team expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

There can be no assurance that the company will achieve profitability.
There can be no assurance that the Company will achieve profitability. The Company may depend upon funds raised from this Offering and additional financings to finance its operations. No assurance can be given as to (i) the sufficiency of the funds raised from the Offering, (ii) the ability of the Company to raise or borrow additional funds, (iii) if the funds are available, that the terms will be acceptable by the Company, or (iv) the ability of the Company to attain its financial objectives.

We may be unable to execute our business plan.
While we are currently in the process of implementing our business plan, we have generated limited revenue to date. We face many challenges in marketing and distributing our product, including: (i) building product awareness and demand through effective marketing, (ii) sustaining demand through quality product, and (iii) entering into relationships to build our brand and effectively distribute our product. We cannot assure you that the market will accept our product and may prefer existing products or products yet to reach the market produced by our competitors. If we are unable to successfully

market and distribute our product, the Company may fail, which could result in a decrease or elimination of the value of your investment in the Company.

If we successfully execute our business plan, or exceed our projections, we may be unable to manage or sustain growth.
The Company has not demonstrated any commercial success or proof of concept. However, if demand for our products grows rapidly, we will require additional resources. The availability of qualified personnel, ingredients, equipment, and other resources may affect our growth. In addition, rapid growth could result in new and increased responsibilities for our personnel and could strain our management, operating systems, and other resources. Our failure to effectively manage expansion, if any, could have a material adverse effect on our business, operating results, and financial condition.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.
In particular, the Company is dependent on Shalin James Anto, Chairperson & Chief Product Officer; Christopher J. Eckert, Chief Executive Officer; and Pradeep Punarka Shajan, Chief of Investor Relations and Growth. The Company has or intends to enter into an employment agreement with Shalin James Anto, Christopher J. Eckert, and Pradeep Punarka Shajan, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Shalin James Anto, Christopher J. Eckert, and Pradeep Punarka Shajan or any member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow, and results of operations.

Quality management plays an essential role in determining and meeting customer requirements and the expectations of our readers, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance, if applicable, or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Shalin James Anto, Christopher J. Eckert, and Pradeep Punarka Shajan in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Shalin James Anto, Christopher J. Eckert, and Pradeep Punarka Shajan die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such persons could negatively affect the Company and its operations.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the current owners of the Company who own 20% or more of the Company's outstanding equity currently beneficially own up to 88.89% of the Company's equity. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Form C entitled "RELATED PARTY TRANSACTIONS" for further details.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property, and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Changes in federal, state, or local laws and regulations could increase our expenses and adversely affect our results of operations.

Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations, we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our business could be adversely affected by legal challenges to our business model or by actions restricting our ability to provide the full range of our services in certain jurisdictions.

We face potential risks stemming from legal challenges or regulatory actions that may impede our business operations or restrict the scope of our services within specific geographic areas. Such legal hurdles or regulatory constraints could lead to increased operational costs, compliance burdens, or limitations on our ability to offer our full suite of services. These challenges may have adverse effects on our financial performance, growth trajectory, and market expansion efforts. Additionally, restrictions on service provision in certain jurisdictions could curtail our ability to capitalize on market opportunities and broaden our customer base, potentially impacting our revenue streams and market positioning. Investors should consider the potential implications of legal and regulatory challenges on our business operations and financial viability when assessing investment prospects.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our insurance may not provide adequate levels of coverage against claims.
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

If we cannot continue to develop, acquire, market, and offer new products and services or enhancements to existing products and services that meet customer requirements, our operating results could suffer.
The process of developing and acquiring new products and services and enhancing existing offerings is complex, costly, and uncertain. If we fail to anticipate customers' rapidly changing needs and expectations or adapt to emerging trends, our market share and results of operations could suffer. We must make long-term investments, develop, acquire, or obtain appropriate intellectual property and commit significant resources before knowing whether our predictions will accurately reflect customer demand for our products and services. If we misjudge customer needs in the future, our new products and services may not succeed, and our revenues and earnings may be harmed. Additionally, any delay in the development, acquisition, marketing or launch of a new offering or enhancement to an existing offering could result in customer attrition or impede our ability to attract new customers. As a result, our business, financial condition, or results of operations may be adversely affected.

Maintaining, extending, and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands, or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend, and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including loan referral practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

The market is competitive, and our success is reliant upon our ability to keep up with rapid technological advances.
We operate in a highly competitive and rapidly changing marketplace with a variety of organizations that offer services competitive with those we offer. The markets for the Company's products and services are highly competitive, and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include

price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support, and corporate reputation.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations, and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Our business model relies heavily on a concentrated market segment, making us vulnerable to risks associated with limited diversification. This concentration can lead to increased exposure to market fluctuations, competitive pressures, supplier and customer dependencies, regulatory changes, and technological disruptions. Potential investors should carefully consider the implications of our market concentration, as adverse developments in our primary market could significantly impact our revenue, profitability, and overall financial stability.

The development and commercialization of our products and services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships, or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical, and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We may lose market share if we are unable to compete successfully against our current and future competitors. We operate in intensely competitive industries that experience rapid technological developments, changes in industry standards and changes in customer requirements. The markets that we serve may be fragmented, highly competitive, rapidly changing and characterized by intense price competition. Some of our competitors have financial and other resources greater than ours. We cannot assure you that we will continue to compete effectively against existing or new competitors that may enter our markets.

Legislation or government regulations may be adopted which may affect our products and liability.
Autonomous driving technology is subject to considerable regulatory uncertainty as the law evolves to catch up with the rapidly evolving nature of the technology itself, all of which are beyond our control. Our products also may not achieve the requisite level of autonomous compatibility required for certification and rollout to consumers or satisfy changing regulatory requirements which could require us to redesign, modify, or update our products. Further, accidents, particularly fatal accidents, even if our products are not involved, may result in industry-wide reevaluation of technologies used.

The industry may become subject to increased legislation and regulation. Such legislation may be triggered by a perceived safety concern, or it may result from public reaction to accidents by automobiles, drones, or other autonomous vehicles. The potential market for our products is international, and each country or region may impose different regulations. These regulations may relate to the technical requirement and standards for end products and/or components and may impose liability on the manufacturer or the seller of the product for damage resulting from the autonomous vehicle. Further, the legislation or regulations in different countries may impose different standards, which may be conflicting. Any legislation or regulations which impose standards, or which impose liability, is likely to increase our manufacturing cost as well as the cost of compliance and product liability insurance.

The complexity of our products could result in unforeseen delays or expenses from undetected defects, errors, or bugs in hardware or software which could reduce the market adoption of our products, damage our reputation with current or prospective customers, expose us to product liability, recalls, warranty, and other claims and adversely affect our operating costs.
Autonomous driving technologies are subject to risks, and there have been accidents and fatalities associated with such technologies. The safety of such technologies depends in part on parties that may not be accustomed to using or adapting to such technologies. To the extent accidents associated with our products may occur, we could be subject to liability, negative publicity, government scrutiny, and further regulation. Any of the foregoing could materially and adversely affect our results of operations, financial condition, and growth prospects.

Our products will be technologically complex and require high standards to manufacture. We may experience defects, errors, or bugs at various stages of development and manufacturing. We may be unable to timely release new products, manufacture existing products, or satisfactorily correct problems. Additionally, undetected errors or defects could result in serious injury, including fatalities, resulting in litigation, negative publicity, and other consequences. Some errors or defects in our products may only be discovered after they have been tested, commercialized, and deployed.

In addition, we could face material legal claims as a result of these problems. Defending a lawsuit, regardless of its merit, could be costly and may divert management's attention and adversely affect the market's perception of the Company. In addition, our business liability insurance coverage could prove inadequate with respect to a claim, and future coverage may be unavailable on acceptable terms or at all. These product-related issues could result in claims against us, and our business could be adversely affected.

We would be affected by these problems regardless of whether the defective product or component was manufactured or assembled by us or by a supplier or contract manufacturer, and we may not have adequate recourse against the supplier or contract manufacturer, and we may not be able to obtain sufficient product liability insurance to protect it against such loss or expense, including the cost of litigation.

We operate in a highly competitive market against a large number of both established competitors and new market entrants, and some market participants have substantially greater resources than we have.
The markets for technology applicable to autonomous solutions across numerous industries are highly competitive. Our future success will depend on our ability to maintain our ability to develop and retain market share and to stay ahead of existing and new competitors. A large number of companies offer autonomous vehicle technologies, and some of these companies are better capitalized and better known . Our competitors compete with us directly by offering similar products and indirectly by attempting to solve some of the same challenges with different technology. We face competition from other market participants, some of which have significantly greater resources than we have. Our competitors may commercialize new technology which may achieve market adoption or stronger brand recognition as compared to our products. Additionally, increased competition may result in pricing pressure and reduced margins and may impede our ability to increase the sales of our products or cause it to lose market share, any of which will adversely affect our business, results of operations and financial condition.

The ridesharing market is still in relatively early stages of growth and if such markets do not continue to grow, grow more slowly than we expect or fail to grow as large as we expect, our business, financial condition and results of operations could be adversely affected.
The ridesharing market has grown rapidly, but it is still relatively new, and it is uncertain to what extent market acceptance will continue to grow, if at all. Our success will depend to a substantial extent on the willingness of people to widely-adopt ridesharing. If the public does not perceive ridesharing as beneficial, or chooses not to adopt them as a result of concerns regarding safety, affordability or for other reasons, whether as a result of incidents on our platform or on our competitors' platforms or otherwise, then the market for our offerings may not further develop, may develop more slowly than we expect or may not achieve the growth potential we expect, any of which could adversely affect our business, financial condition and results of operations.

If we are unable to efficiently develop our own autonomous vehicle technologies or develop partnerships with other companies to offer autonomous vehicle technologies on our platform in a timely manner, our business, financial condition and results of operations could be adversely affected.
New and existing competitors may develop or utilize autonomous vehicle technologies for ridesharing, which are expected to have long-term advantages compared to traditional non-autonomous ridesharing offerings. Autonomous driving is a new and evolving market, which makes it difficult to predict its acceptance, growth, the magnitude and timing of necessary investments and other trends. Our initiatives may not perform as expected, which would reduce the return on our

investments in this area, and our partners may decide to terminate their partnerships with us. If we are unable to efficiently develop our own autonomous vehicle technology or to develop and maintain partnerships with other companies to offer autonomous vehicle technology on our platform, or if we do so at a slower pace or at a higher cost or if our technology is less capable relative to our competitors, our business, financial condition, and results of operations could be adversely affected.

The autonomous vehicle industry may not continue to develop, or autonomous vehicles may not be adopted by the market, which could adversely affect our prospects, business, financial condition, and results of operations.

We have invested, and plan to continue to invest, in the development of autonomous vehicle technology for use on our platform. Autonomous driving involves a complex set of technologies, including the continued development of sensing, computing and control technology. We rely both on our own research and development and on strategic partnerships with third-party developers of such technologies, as such technologies are costly and in varying stages of maturity. There is no assurance that this research and development or these partnerships will result in the development of market-viable technologies or commercial success in a timely manner or at all. In order to gain acceptance, the reliability of autonomous vehicle technology must continue to advance. Additional challenges to the development of autonomous vehicle technology, all of which are outside of our control, include but not limited to market acceptance of autonomous vehicles, state, federal or municipal licensing requirements and other regulatory measures, necessary changes to infrastructure to enable adoption, concerns regarding electronic security and privacy, and public perception regarding the safety of autonomous vehicles for drivers, riders, pedestrians and other vehicles on the road. There are a number of existing laws, regulations and standards that may apply to autonomous vehicle technology, including vehicle standards that were not originally intended to apply to vehicles that may not have a human.

Our business is subject to the risks of earthquakes, fire, power outages, floods, and other natural disasters and catastrophic events, and to interruption by man-made problems such as war and terrorism.

A significant natural disaster or other catastrophic event, such as an earthquake, fire, flood, power outage, telecommunications failure, cyberattack, war, terrorist attack, sabotage, other intentional acts of vandalism or misconduct, geopolitical event, pandemic, or other public health crisis, such as the COVID-19 pandemic, or other catastrophic occurrence could adversely affect our business, results of operations, financial condition, and prospects. For example, the COVID-19 pandemic led to certain business disruptions, including travel bans and restrictions, shelter-in-place orders, and the postponement or cancellation of major events, which affected the economy as a whole, and, although we saw increased growth in our user base during the COVID-19 pandemic, a future pandemic or similar health event could adversely affect our business, results of operations, financial condition, and prospects. Furthermore, escalation of geopolitical tensions, including as a result of escalations in the ongoing conflict between Russia and Ukraine, or the recent escalation of conflict between Israel and the Palestinians, could have a broader impact that expands into other markets where we do business, which could adversely affect our business, vendors, partners, or the economy as a whole. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems could result in lengthy interruptions in our services or disruptions in our activities or the activities of our vendors, partners, or the economy as a whole. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to our business that may result from interruptions in our ability to provide our products and services. Any such natural disaster or man-made problem could adversely impact our business, results of operations, financial condition, and prospects.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events.

Such events could have an adverse impact on us and our customers, including degradation of service, service disruption. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We rely on various intellectual property rights, including patents and trademarks, in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property, or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Intellectual property litigation could be initiated against the Company.

There is always a risk that another party will initiate a lawsuit or other action against the Company for violating that party's intellectual property rights, which may result in unforeseen expenses, potentially resulting in an entire loss of your investment.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with, and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Risks Related to Investment in our Securities

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX, AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company, or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his, her or their attorney.
You should be aware of the long-term nature of this investment. There is not currently and likely will not in the future be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Transfer of the Crowd Notes is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the {Security(ies) Offered} in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers, or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy, you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company, and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the Intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.
The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger, or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization, or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.
Upon the occurrence of events constituting a liquidation event or change of control, we may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

Affiliates of the Company, including officers, directors, and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "shall," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Form C include, but are not limited to, statements about:

- our future financial performance, including our revenue, cost of revenue, and operating expenses;
- our ability to maintain the quality and availability of our product(s);
- our ability to increase the number of paid customers;
- our ability to achieve widespread adoption;
- our ability to effectively manage our growth and future expenses;
- our ability to maintain our network of partners;
- our ability to enhance or improve our product(s) to respond to new technologies and requirements;
- our estimated market opportunity;
- the future benefits to be derived from potential third-party partnerships or integrations;
- our ability to maintain, protect, and enhance our intellectual property;
- our ability to comply with modified or new laws and regulations applying to our business;
- the attraction and retention of qualified employees and key personnel;
- our anticipated investments in sales and marketing and research and development;
- the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs; and
- our ability to successfully defend litigation brought against us.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Form C.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Form C primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section entitled "RISK FACTORS" and elsewhere in this Form C. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form C. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Form C relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Form C to reflect events or circumstances after the date of this Form C or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Form C, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

_____

MARKET & INDUSTRY DATA

This Form C contains statistical data and estimates that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "RISK FACTORS."

THE COMPANY

Business & Anticipated Business Plan

Pliyt, based in California, is an autonomous ride-sharing company focused on privacy, personalization, and safety. Founded as an LLC in February 2024 and converted to a C corporation in March 2025, the company is led by veterans of Tesla and Waymo. Between June and August 2025, Pliyt raised $150,000 in SAFEs at a $10 million valuation to support development of its modular, soundproof privacy pod concept for autonomous vehicles (AV). Each planned passenger pod is designed to offer separate entry/exit points, personal climate and lighting controls, and dedicated luggage compartments, aiming to deliver a premium travel experience at competitive ride-sharing prices. The company filed a provisional patent application in December 2024, entered confidentiality agreements with a major battery maker and AV tech partner in early 2025, and in July 2025 signed a styling and a manufacturing contract with AISN to design and manufacture its prototype exhibition vehicle for CES 2026.

Pliyt plans to target both B2B and B2C customers, including corporations, schools, and universities seeking scheduled group transport, as well as individual riders booking trips for airport transfers, intercity travel, or social events. The company plans to initially operate with a direct-to-consumer model, allowing customers to book rides directly through an app. Competitors include ride-hailing and AV providers such as Waymo and Tesla, which generally offer open-seating vehicles without individualized privacy features. Pliyt intends to differentiate itself through its patented modular interior design, which addresses privacy, safety, and health concerns—barriers that have historically limited shared ride adoption. Current priorities include completing the concept vehicle, preparing for CES 2026, and positioning the company to compete against larger, well-funded incumbents in the autonomous mobility space.

Products & Services

Product / Service	Development Stage	Description	Market
Autonomous Ride-Sharing Vehicle with Modular Privacy Pods	Concept / Prototype Exhibition Vehicle Development	An autonomous vehicle designed with soundproof, enclosed passenger pods offering personal climate, lighting, and audio controls, separate entry/exit points, and dedicated luggage compartments to deliver a premium, private ride-sharing experience. The design also anticipates ride booking through a mobile application.	B2B and B2C transportation in the United States, including corporate shuttles, school transport, airport transfers, intercity travel, and scheduled social trips.

Intellectual Property

Application or Registration Information	Title	Description	Application Date	Grant Date	Country
US 63/733,493	"Autonomous Vehicle Interior With Customizable Privacy Pods"	Provisional Application for Patent	December 13, 2024	N/A	U.S.

Directors & Officers

Name	Board Service	Company Position(s)	Principal Occupation	Business Experience
Shalin James Anto	Chairperson of the Board, President, Treasurer, Secretary, & Chief Product Officer	Chairperson of the Board, President, Treasurer, Secretary, & Chief Product Officer *March 2025 – Present* Defines long-term product vision Aligns product with strategy Oversees roadmap and innovation	Pliyt, Chairperson & Chief Product Officer *March 2025 – Present*	Pliyt, Chairperson and Chief Product Officer *March 2025 – Present* --- Waymo, Mechanical Engineer *March 2021 – June 2025* Led mechanical design and integration Improved sensor packaging and reliability Contributed to multi-platform development
Christopher J. Eckert	N/A	Chief Executive Officer *March 2025 – Present* Sets overall company direction Leads executive decision making Drives growth and performance	Pliyt, Chief Executive Officer *March 2025 – Present*	Pliyt, Chief Executive Officer *March 2025 – Present* --- Blue Pencil Solutions, Chief Executive Officer *July 2023 – Present* Drives strategic growth initiatives Leads product development cycles Aligns cross-functional team execution --- Nikola Motors, Senior Director *July 2020 – June 2023* Led EV cab development Managed engineering and manufacturing Directed end-to-end production

| Pradeep Punarka Shajan | N/A | Chief of Investor Relations and Growth
March 2025 – Present

Drives strategic capital initiatives

Builds and maintains relationships

Aligns growth with stakeholders | Pliyt, Chief of Investor Relations and Growth

March 2025 – Present | Pliyt, Chief of Investor Relations and Growth

March 2025 – Present

Farmers Fresh Zone, Chief Executive Officer

July 2015 – Present

Sets overall company direction

Leads executive decision making

Drives growth and performance |

Legal Matters

Covered Persons
Covered Persons are:

- directors, officers, general partners or managing members of the Company;
- beneficial owners of 20 percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
- promoters connected with the issuer in any capacity at the time of the Offering;
- persons that have been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the Offering; and
- general partners, directors, officers, or managing members of any such solicitor.

Governmental/Regulatory Approval and Compliance
The Company is subject to U.S. laws and regulations affecting its domestic operations in the areas of labor, consumer protection, quality of services, safety, and other areas. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies.

The Company is currently subject to the State of California Autonomous Vehicle Regulations and expects to be subject to similar applicable regulations in any jurisdictions in which its vehicles will operate. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions in California and other currently unknown jurisdictions.

Litigation
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company, any predecessor entity of the Company, any entity under common control with the Company, or against any Covered Person of the Company.

Bad Actor Disclosure
"Bad actor" disqualifications include criminal convictions, court injunctions and restraining orders, final orders of state and federal regulators, SEC disciplinary orders, SEC cease-and-desist orders, SEC stop orders, suspension from a self-regulatory organization, and US Postal Service false representation orders.

None of the Company, any predecessor entity of the Company, any entity under common control with the company, or any Covered Person of the Company is subject to any bad actor disqualification under any relevant U.S. securities laws.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross

negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Please also see the "ANNUAL REPORT DISCLOSURE INFORMATION" within this Form C and the financial statements attached hereto as Exhibit A. The financial statements are an important part of this Form C and should be reviewed in their entirety.

Results of Operations

The company was founded as an LLC in February 2024 and converted to a C corporation in March 2025 and is currently in the pre-revenue stage of its operations From January through July 2025, costs associated with in product development increased, bringing the cumulative net loss to approximately $114,500, including a $100,000 milestone payment in July towards prototype exhibition vehicle production. As of September 8, 2025, the company held approximately $50,000 in cash and had made total payments of $150,000 to AISN, consisting of $100,000 under the styling contract and $50,000 toward the prototype exhibition vehicle manufacturing contract. The remaining $250,000 under the manufacturing contract will be paid in three installments: $50,000 when the interior design is finalized, which will complete the overall design phase, $100,000 when the prototype exhibition vehicle is completed, and $100,000 prior to shipment for CES 2026. Pliyt does not expect to generate revenue or achieve profitability within the next 12 months as it focuses on developing its prototype exhibition vehicle, preparing for its launch and promotion at CES 2026, meeting regulatory requirements, expanding its team and operations, and advancing core technology.

Material Changes and Trends

The Company has not observed any material changes or trends in its financial condition or results of operations during the time period subsequent to the period for which financial statements have been provided.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds may have an effect on our liquidity, as we currently have minimal cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

Capital Expenditures and Other Obligations

In July 2025, Pliyt entered into two agreements with AISN: a $100,000 styling contract, which has been fully paid, and a $300,000 manufacturing contract payable upon specific project milestones. As of September 2025, Pliyt has paid $150,000 in total. This includes $100,000 for the styling contract and $50,000 for completion of the exterior design, which was the first step in the manufacturing contract. The remaining $250,000 under the manufacturing contract will be paid in three installments: $50,000 when the interior design is finalized, which will complete the overall design phase, $100,000 when the prototype exhibition vehicle is completed, and $100,000 prior to shipment for CES 2026. These obligations represent the investment in advancing product development and ensuring the company's visibility at a major industry event.

THE OFFERING

The Company is offering up to 1,000,000 of Crowd Notes for up to $1,000,000. The Company is attempting to raise a minimum amount of $25,000 in this Offering (the "**Minimum Amount**"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by February 23, 2026 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,000,000 (the "**Maximum Amount**"), and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that $75,000 in investments is committed and received in escrow and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "**Intermediate Close**"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $150,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company agrees to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $500.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Issuer shall also pay an escrow fee equal to the greater of $1,000 or 35 basis points of the total amount raised, whichever is greater, upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will be entitled to receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

———————————————————————————————————

THE SECURITIES

We request that you please review the Subscription Agreement and Crowd Note(s), respectively attached hereto as Exhibit C and Exhibit D, in conjunction with the following summary information.

Authorized Capitalization

See the "Company Securities Issued & Outstanding" section for details concerning our authorized capitalization.

Definitions

Crowd Note. A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company but gets company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument.

Discount: n/a

Interest Rate: n/a

Valuation Cap: $10 million

Major Investor. An investor who invests at least $25,000 in this Offering

Qualified Equity Financing. The first sale (or series of related sales) by us of our preferred stock following the closing of this Offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

Conversion Price. The lower of:

(i)   the product of (a) one minus any applicable Discount, and (b) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(ii)   the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange, or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Conversion Shares. Shares of our preferred stock that are issued in connection with the Qualified Equity Financing.

Shadow Series. A series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i)   shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii)   shadow series shareholders will receive quarterly business updates from the company through the Intermediary's platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction. The:

(i)   closing of the sale, transfer, or other disposition of all or substantially all of our assets,

(ii)   consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii)   closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv)   initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

<u>Outstanding Principal</u>. The price paid for the Crowd Note plus any unpaid accrued interest.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, then the specified event upon which the Crowd Note would convert into capital stock of our company is a Qualified Equity Financing.

If you are not a Major Investor, then the Crowd Note will only convert into capital stock of our company upon the earlier of

(i)   our company's election to convert your Crowd Note, or

(ii)   a Corporate Transaction that occurs after a Qualified Equity Financing.

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into a number of Conversion Shares equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price.

The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing. However, any investor who is not a Major Investor will receive a Shadow Series of preferred stock upon conversion of such investor's Crowd Note.

Corporate Transaction and Corporate Transaction Payment

In the event of a Corporate Transaction, you will receive an amount equal to two times (2x) your Outstanding Principal. If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Outstanding Principal.

Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of:

(i)   a conversion of the entire Outstanding Principal under the Crowd Notes into Conversion Shares, or

(ii)   the payment of amounts due to the investor pursuant to a Corporate Transaction.

Transfer Restrictions

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred:

(i)   to the Company,

(ii)   to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act,

(iii)   as part of an IPO, or

(iv)   to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, daughter-in-law, son-in-law, sister-in-law, brother-in-law, and includes adoptive relationships.

Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up

Furthermore, upon the event of an initial public offering, the equity interest into which the Crowd Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

No Voting Rights, No Shareholders Agreement, No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote for the consent of the shareholders of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Other Material Terms

The Company does not have the right or the obligation to repurchase the Securities.

_____

USE OF PROCEEDS

Pliyt Inc. plans to use proceeds from the Offering to build and showcase its prototype exhibition vehicle at CES 2026, cover marketing and event costs, handle regulatory and legal requirements, support key hires and operations, and develop its website, app, and carbon tracking features.

The percentage allocated to each Company objective may vary depending on proceeds raised, and the information presented is not inclusive of payments to financial and legal service providers incurred in connection with the Offering and due in advance of the Offering's close. The Company has the discretion to alter how proceeds are used based on general economic conditions or a change in business needs.

	Aggregate Minimum Offering Amount	Aggregate Maximum Offering Amount
Total Proceeds	$ 25,000	$ 1,000,000
(Intermediary Fees)	$ (1,250)	$ (50,000)
(Escrow Fees)	$ (1,000)	$ (3,500)
Net Proceeds	$ 22,750	$ 946,500

The information presented below is net of intermediary fees and escrow-related fees incurred in connection with the Offering and due in advance of the Offering's close.

Target Offering Amount Chart   **Maximum Offering Amount Chart**



Product Prototype Exhibition Vehicle Development
End-to-end design, engineering, prototyping, and manufacturing of the Pliyt full-scale autonomous prototype exhibition vehicle, to be unveiled at CES 2026. Includes supplier contracts, materials, and assembly costs

CES 2026 Launch & Marketing
Exhibition space, booth design, event logistics, promotional content, media coverage, and PR campaigns to maximize exposure and investor/customer engagement during CES 2026

Regulatory & Compliance
Legal, safety certifications, and permits required for AV demonstration and market readiness

Team & Operations
Key hires, contractor fees, operational overhead, and project management to ensure timely delivery of the CES milestone

Technology Development
Website, ridesharing app & carbon tracking module

_____

OWNERSHIP & CAPITAL STRUCTURE

Company Securities Issued & Outstanding

Security	Amount Authorized	Amount Issued & Outstanding	Voting Rights	Other Rights or Terms	How this security may limit, dilute, or qualify securities issued in the Offering	Ownership Percentage (if converted prior to Offering)
Common Stock	9,000,000	9,000,000	1 vote per share	None	Securities into which the offered crowd notes may convert will be diluted if/when the Company issues additional common or preferred stock.	100%
Simple Agreement for Future Equity (SAFE)	$150,000	$150,000	None	$10M val. Cap

If the company raises money in a priced equity round before this Safe ends, the Safe will automatically convert into shares. The number of shares will be based on whichever is more favorable to the investor: (1) the round's share price, or (2) the Safe's valuation cap. | Securities into which the offered crowd notes may convert will be diluted if/when the Company converts the SAFE. | 0.25% |

Securities Reserved for Issuance upon Exercise or Conversion

There are no additional securities currently reserved for issuance upon exercise or conversion.

Principal Security Holders

As of the date hereof, a majority of the Company is owned by Shalin James Anto and Christopher J. Eckert.

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below.

Name	Security	Number Held	Voting Power Prior to Offering
Shalin James Anto	Common Stock	6,000,000	66.67%
Christopher J. Eckert	Common Stock	2,000,000	22.22%

Exempt Offerings Conducted Within the Past Three Years

There are no exempt offerings conducted within the past three years.

Material Terms of Any Debt

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Ashwin K.V	$25,000	10% per annum	June 27, 2026	In the event Borrower fails to repay the Loan in accordance with this Agreement, the Founder of Pliyt, Shalin Anto, in his individual capacity, personally guarantees full repayment of the Loan and accrued interest to the Lender upon demand.
Calm States Trust	$25,000	10% per annum	September 3, 2026	In the event Borrower fails to repay the Loan in accordance with this Agreement, the Founder of Pliyt, Shalin Anto, in his individual capacity, personally guarantees full repayment of the Loan and accrued interest to the Lender upon demand.

Related Party Transactions

From time to time the Company may engage in transactions with related parties. Related parties are defined as any director or officer of the Company; any person who is the beneficial owner of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such immediate family member.

To the best of our knowledge the Company has engaged in the following transactions or relationships which may give rise to a conflict of interest with the Company, its operations, or its security holders.}

Related Party	Relationship to Company	Dollar Amount	Nature of Transaction
Calm States Trust / Christopher J. Eckert TTEE	CEO of Pliyt	$25,000	Pliyt entered into a $25,000 loan agreement with Calm States Trust at 10% annual interest, due September 3, 2026. The loan is personally guaranteed by founder Shalin Anto, who is responsible for full repayment and accrued interest if the company defaults.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Shalin James Anto, certify that:

(1) the accompanying unaudited financial statements of Pliyt Inc., comprised of the balance sheet and the related statements of income (deficit), stockholder's equity, and cash flows for the fiscal years ended {Date 1} and {Date 2}, and the related notes to said financial statements (collectively, the "**Financial Statement**"), are true and complete in all material respects; and

(2) the tax return information of Pliyt Inc. included herein reflects accurately the information reported on the tax return for Pliyt Inc. filed for the fiscal year(s) ended {Date 1} and {Date 2}.

/s/ Shalin James Anto
(Signature)

Shalin James Anto
(Name)

Chief Product Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following person(s) in the capacities and on the dates indicated.

/s/ Shalin James Anto	/s/ Christopher J. Eckert
(Signature)	(Signature)
Shalin James Anto	Christopher J. Eckert
(Name)	(Name)
Chief Product Officer	Chief Executive Officer
(Title)	(Title)
September 18, 2025	September 18, 2025
(Date)	(Date)

/s/ Pradeep Punarka Shajan
(Signature)

Pradeep Punarka Shajan
(Name)

Chief of Investor Relations and Growth
(Title)

September 18, 2025
(Date)

_____

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Note
Exhibit E	Pitch Deck
Exhibit F	Webinar Transcript

EXHIBIT A

Financial Statements

Pliyt Inc.

(a Delaware Corporation)

Reviewed Financial Statements

As of the year ended December 31, 2024

Reviewed by



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Pliyt Inc.

Table of Contents




Independent Accountant's Review Report

August 26, 2025
To: Board of Directors of Pliyt Inc.
Re: 2024 Financial Statement Review– Pliyt Inc.

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Pliyt Inc., which comprise the balance sheets as of December 31, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Pliyt Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
August 26, 2025


229 Park Ave S, Suite 70037
New York, New York 10003-1502


Info@Alice.CPA



Pliyt Inc. (fka Pliyt LLC)
BALANCE SHEET
December 31, 2024
(Unaudited)

	2024
ASSETS	
Current Assets	
Cash and cash equivalents	$ -
Total Current Assets	-
Total Assets	$ -
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities	
Accounts payable	$ -
Total Current Liabilities	-
Long-Term Liabilities	
Due to related party, long-term	$ 14,609
Total Long-Term Liabilities	14,609
Total Liabilities	14,609
Members' Equity	
Members' Equity	(14,609)
Total Members' Equity	(14,609)
Total Liabilities and Members' Equity	$ -

The accompanying footnotes are an integral part of these financial statements.

Pliyt Inc. (fka Pliyt LLC)
STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2024
(Unaudited)

	2024
Revenues	$ -
Gross profit margin	-
Operating Expenses	
Professional fees	8,950
General and administrative	4,159
Research and development	1,500
Total Operating Expenses	14,609
Net Income (Loss)	$(14,609)

The accompanying footnotes are an integral part of these financial statements.

Pliyt Inc. (fka Pliyt LLC)
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2024
(Unaudited)

	Members' investment		Retained Earnings/ (Accumulated Deficit)		Total Members' Equity	
Balance as of February 8, 2024 (date of inception)	$	-	$	-	$	-
Net loss		-		(14,609)		(14,609)
Balance as of December 31, 2024	$	-	$	(14,609)	$	(14,609)

The accompanying footnotes are an integral part of these financial statements.

Pliyt Inc. (fka Pliyt LLC)
STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2024
(Unaudited)

	2024
Cash Flows from Operating Activities	
Net Income (Loss)	$ (14,609)
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Changes in operating assets and liabilities:	
Due to related party	14,609
Net cash provided by (used in) operating activities	-
Cash Flows from Financing Activities	
Members' capital contribution	-
Net cash provided by (used in) financing activities	-
Net change in cash and cash equivalents	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -
Supplemental information	
Interest paid	$ -
Income taxes paid	$ -

The accompanying footnotes are an integral part of these financial statements.

PLIYT INC. (FKA PLIYT LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Pliyt, LLC (the "Company") was formed in the State of Delaware on February 8, 2024. The Company is developing a privacy-focused robotaxi ridesharing platform that offers individual cabin sharing experiences—introducing a first-of-its-kind mobility solution centered on user privacy.

The Company converted to a Delaware C corporation, Pliyt, Inc., on March 21, 2025.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Revenue Recognition

The Company has adopted ASC Topic 606, *Revenue from Contracts with Customers*. Under this standard, revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

As of December 31, 2024, the Company was pre-revenue and has not received any consideration for any future sales. Accordingly, no revenue has been recognized to date, and the Company does not expect to generate operating revenue until commercialization begins.

PLIYT INC. (FKA PLIYT LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024
(UNAUDITED)

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Research and Development

The Company expenses research and development costs as incurred in accordance with ASC 730, *Research and Development*. R&D expenses primarily consist of costs incurred for the design, development, and testing of new technologies and products, including contractor fees, legal expenses related to patent activities, and other direct costs.

Income Taxes

Pliyt, LLC was treated as a limited liability company for U.S. federal and state income tax purposes through March 20, 2025. As a result, the Company's taxable income or loss was reported on the income tax returns of its members, and no provision for federal or state income taxes was recorded in the accompanying financial statements during that period.

The Company evaluated its tax positions for all open tax years and concluded that there were no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, *Income Taxes*.

Effective March 21, 2025, the Company converted to a C corporation and is subject to U.S. federal and state income taxes.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – DUE TO RELATED PARTY, LONG-TERM

During the year ended December 31, 2024, the Company received non-interest-bearing advances from its members to finance operating activities, including legal services for the filing of a U.S. provisional patent application and website design and development costs. These advances are recorded under "Due to related party." As of December 31, 2024, the outstanding balance amounted to $14,609. The Company does not expect to repay these amounts within twelve months; accordingly, the balance is classified as a long-term liability.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024.

PLIYT INC. (FKA PLIYT LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024
(UNAUDITED)

NOTE 5 – GOING CONCERN

Since inception, the Company has relied on contributions from its owners to fund operations. As of December 31, 2024, the Company has incurred loss and has an accumulated deficit. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

Management plans to address this uncertainty through securing additional financing, including proceeds from a Regulation Crowdfunding (RegCF) campaign, potential new investments, and revenue from operations if and when such revenues materialize. However, there is no assurance that such funding will be available or sufficient to meet the Company's operating needs.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 6 – SUBSEQUENT EVENTS

Conversion to Corporation

On March 21, 2025, the Company converted from a Delaware limited liability company (Pliyt, LLC) to a Delaware C corporation and changed its name to Pliyt, Inc. In connection with the conversion, the Company authorized 10,000,000 shares of common stock with a par value of $0.0001 per share. Upon conversion, the Company issued 9,000,000 shares of common stock.

Issuance of Simple Agreements for Future Equity ("SAFEs")

Subsequent to year-end, the Company issued two Simple Agreements for Future Equity ("SAFEs") with an aggregate purchase amount of $175,000. Each SAFE includes a post-money valuation cap of $10,000,000 and entitles the holder to receive shares of the Company's capital stock upon the occurrence of certain future events, such as an equity financing, liquidity event, or dissolution, as defined in the SAFE agreements.

Issuance of Notes Payable

In August 2025, the Company entered into a loan agreement with its founder for total principal proceeds of $25,000. The loan bears interest at a rate of 10% per annum and matures on June 26, 2026.

Crowdfunding Offering

The Company intends to raise up to $1,000,000 (the "Crowdfunded Offering") through the issuance of Crowd Notes. The Crowd Notes are convertible instruments that may convert into shares of the Company's non-voting preferred stock in the future, at a valuation cap of $10,000,000, subject to the terms specified in the offering documents. The Company must receive commitments from investors totaling at least the minimum amount by the offering deadline listed in the Form C, as amended, in order to receive any funds.

PLIYT INC. (FKA PLIYT LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024
(UNAUDITED)

Management Evaluation

Management has evaluated subsequent events through August 26, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Company Summary





Company: Pliyt

Market: Autonomous rideshare

Product: Autonomous rideshare system

Company Highlights

- **Privacy-First Autonomous Rideshare:** Pliyt is developing an autonomous rideshare system focused on rider privacy, designed for anonymous and secure shared trips without compromising convenience
- **Experienced Leadership Team:** Pliyt's leadership draws from proven expertise at industry leaders such as Tesla, Waymo, and other automotive pioneers, providing a foundation for innovation and execution
- **Consumer Electronics Show (CES) 2026 & Prototype Build:** Pliyt is developing its autonomous vehicle (AV) prototype for unveiling at CES 2026 and working with a top battery manufacturer on the chassis
- **Early Validation:** Founded in early 2024, Pliyt secured $150k in SAFEs in mid-2025 at a $10 million valuation, demonstrating investor interest in a new privacy-centric mobility solution

WHY IT'S INTERESTING

Traditional taxis and rideshares can be expensive, while cheaper group rides often compromise privacy and force passengers into unwanted conversations.[i] In fact, a March 2024 KAPSARC survey found that 41% of respondents were unwilling to ride with strangers. AVs can provide a safer alternative by eliminating human error, which accounts for roughly 94% of accidents, and by addressing personal security concerns, particularly for women in shared rides. Yet these vehicles are usually more expensive than shared rides and still require passengers to share space, limiting adoption.[i] Pliyt is looking to addresses this gap by combining the efficiency of group rides with private individual cabins, creating a shared mobility experience designed to be safe, comfortable, and affordable.

With over 1,500 robotaxis in five U.S. cities in 2025 and estimates growing to 35,000 by 2030, the North American AV market is poised to expand from $300 million to $7.27 billion, driven by rapid robotaxi growth and $7 billion in rideshare revenue.[ii] Pliyt's modular cabins are envisioned to feature soundproofing, personalized climate control, and separate entrances, providing flexible, private, and comfortable spaces for riders within this growing market. Led by a team with experience at Tesla and Waymo, the company has raised $150,000 to support the initial design and build of its prototype exhibition vehicle and is now seeking up to $1 million to complete its prototype exhibition vehicle, launch and promote it at CES 2026, meet regulatory requirements, expand the team and operations, and advance key technology.

Deck / Webinar



Pliyt (Personalized Luxury In Your Transportation) is an autonomous ridesharing company committed to redefining passenger privacy through innovative shared vehicles designed for a more comfortable and secure experience. Based in California, the company leverages proven expertise from Tesla, Waymo, and other industry leaders, and was founded as an LLC in February 2024 before converting to a C-Corporation in March 2025 to support growth and investment. To date, Pliyt has raised $150,000 in SAFEs between June and August 2025. Key company milestones include:

- **Provisional Patent Application:** In December 2024, Pliyt filed a provisional patent for a modular AV interior with customizable privacy pods
- **Prototype Exhibition Vehicle Manufacturing:** Pliyt has paid $150k to AISN as of September 2025 to build its prototype exhibition vehicle, targeting a CES debut in January 2026, with the remaining $250,000 under the manufacturing contract to be paid in three installments: $50,000 when the interior design is finalized, which will complete the overall design phase, $100,000 when the prototype exhibition vehicle is completed, and $100,000 prior to shipment for CES 2026
- **Confidentiality Agreements:** Early 2025 agreements with a major battery supplier and an AV technology firm aim to facilitate sensitive collaboration on Pliyt's chassis (structural frame) and AV development



PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below are subject to Regulation CF investment limits.

Tier 1 Entry Level ($500–$999)

- Early Access to app beta or ride booking system
- Thank You in Founder's Newsletter
- Limited Edition Digital Certificate
- Invitation to Private Product Webinar

Tier 2 ($1,000–$2,499)

- All above perks
- Name Listed on "Supporters Wall" on our website
- Investor-Only AMA Access (Ask Me Anything with the founder)
- 5 Free Ride Credit when service launches in supported cities (one credit is one ride)



Tier 3 ($2,500–$4,999)

- All above perks
- Exclusive Investor Swag Pack (e.g., t-shirt, sticker, keychain with Pliyt branding)
- Private Product Roadmap Preview
- 25% off on first 50 rides when service launches in supported cities

Tier 4 ($5,000 - $9999)

- All above perks
- Early Invitation to Pilot Program
- Personal Video Message from Founders
- VIP Investor Badge + Priority Support Access
- Invitation to Annual Investor Roundtable or Vision Day
- 50% off on first 50 rides when service launches in supported cities

Elite Tier ($10,000+) — "Founding Circle Investor"

- All above perks
- Founding Circle Status:
  - Your name/logo listed (with permission) under Founding Circle Investors on Pliyt's website
- Direct Access to Leadership:
  - Quarterly 1:1 call with founders or leadership team
  - Early access to investor-only roundtable calls
- Equity Priority in Future Rounds:
  - Priority invitation to participate in future funding rounds
- Pliyt "Elite Pack":
  - Premium custom-branded swag: sleek jacket, travel mug, notebook, key tag
  - Framed Founding Circle Certificate
- Priority Waitlist for Franchise / Fleet Ownership:
  - Option to be considered for fleet operator pilot in cities when launched
  - 50% off on first 100 rides when service launches in supported cities

COMPANY SUMMARY

Opportunity

Autonomous ridesharing is poised to help revolutionize urban transportation by offering on-demand travel designed to be more affordable than traditional private ride-hailing. Unlike private rides that serve only one passenger or group per trip, often making peak-hour travel expensive and inefficient, ridesharing optimizes resources by matching multiple passengers traveling in similar directions, helping to reduce costs and congestion. Despite its promise, ridesharing adoption faces a persistent barrier: a lack of privacy, safety concerns, and discomfort from sharing tight spaces with strangers. This challenge especially impacts use cases like employee commutes, school transportation, and scheduled social trips, scenarios where shared rides could deliver real value if passengers felt secure and comfortable.[i]



Pliyt addresses this gap with a unique vision: offering a shared ride experience that retains the comfort and control of a private trip. Each passenger rides in a fully enclosed, soundproof cabin equipped with personal controls for lighting, temperature, and audio, allowing for a customized and private environment. Separate boarding doors and isolated luggage compartments add layers of safety, while tamperproof side panels prevent unwanted interactions. The fully partitioned design also helps to reduce risk of cross-contamination, addressing heightened health concerns in a post-pandemic world. By combining premium comfort with ridesharing affordability, Pliyt aims to capture business and individual riders seeking a new standard in autonomous, shared transportation.

Product

Autonomous Shared-Ride Vehicle Featuring Adjustable Privacy Pods

Pliyt reimagines shared transportation through a rider-first lens focused on privacy, personalization, and comfort. While the vehicle is still in development, the company's concept centers on AVs with modular cabins, each offering an independent, secure, and customizable space. As of September 8, 2025, the company held approximately $50,000 in cash and had made total payments of $150,000 to AISN, consisting of $100,000 under the styling contract and $50,000 toward the prototype exhibition vehicle manufacturing contract. The remaining $250,000 under the manufacturing contract will be paid in three installments: $50,000 when the interior design is finalized, which will complete the overall design phase, $100,000 when the prototype exhibition vehicle is completed, and $100,000 prior to shipment for CES 2026.

Key planned features include:

- **Privacy-First Design:** Fully enclosed, soundproof cabins to allow for personal space and anonymity for every rider
- **Enhanced Security:** Tamperproof side panels, individual entrances and exits, and separate luggage compartments for added safety
- **Personalized Experience:** Rider-controlled lighting, climate, and audio settings for a tailored experience
- **Health-Conscious Design:** Fully partitioned seating reduces contact and limits cross-contamination risks
- **Affordable Luxury:** A premium travel experience delivered at ridesharing prices





Technology Development

Pliyt plans to develop a ridesharing app to provide a seamless experience. The platform is expected to also feature a carbon tracking module, helping users monitor and reduce the environmental impact of its trips.

Target Customers

Pliyt aims to serve a broad spectrum of riders across both B2B and B2C markets, tailoring its ride solutions to meet the specific demands of organizations and individual travelers alike:

B2B – Employee Daily Pickup and Drop-Off: Pliyt plans to partner with corporations, schools, and colleges to provide dependable, punctual transportation for employees and students. The target clients are expected to value safety, route efficiency, and reliability to enhance workforce productivity and ease daily commuting challenges.

B2C – Scheduled Rides: For individual consumers who prefer to plan ahead, Pliyt envisions scheduled rides that can be booked anywhere from two months to six hours in advance. This service concept targets airport transfers, intercity trips, social outings, and appointments where timing and dependability are crucial.

B2C Scale-Up – Same-Day Rides: To meet spontaneous travel needs, Pliyt anticipates offering same-day rides with a minimum two-hour booking window. Whether it's a last-minute trip to the airport, office, university, or entertainment venue, the goal is to deliver flexibility and premium service without sacrificing quality.



Provisional Patent Application

In December 2024, Pliyt filed a provisional patent application titled "Autonomous Vehicle Interior with Customizable Privacy Pods." The design features a modular interior for AVs with separate passenger pods created by partitions. Furthermore, the patent describes each pod as including a seat and privacy windows, with potential features such as reclining seats, trays, individual lighting, climate controls, touch screens, and storage space, though the pods have not yet been built.





Use of Proceeds

If Pliyt raises the minimum ($22,750) or the maximum ($946,500) offering amount net of fees, it intends to use the proceeds as follows:*



Percentages are rounded to the nearest whole number

- **Product Protype Exhibition Vehicle Development:** End-to-end design, engineering, prototyping, and manufacturing of the Pliyt full-scale autonomous prototype exhibition vehicle, to be unveiled at CES 2026. Includes supplier contracts, materials, and assembly costs
- **CES 2026 Launch & Marketing:** Exhibition space, booth design, event logistics, promotional content, media coverage, and PR campaigns to maximize exposure and investor/customer engagement during CES 2026
- **Regulatory & Compliance:** Legal, safety certifications, and permits required for AV demonstration and market readiness
- **Team & Operations:** Key hires, contractor fees, operational overhead, and project management to ensure timely delivery of the CES milestone
- **Technology Development:** Website, ridesharing app & carbon tracking module

Product Roadmap

Pliyt is following a phased roadmap to guide product development, testing, and commercialization. Each phase includes planned capital deployment to support specific goals and operational needs.

Phase 1 – CES Launch (2025): Targeting $1M to debut the prototype exhibition vehicle at CES 2026, advance early vehicle development, and conduct initial market outreach

Phase 2 – R&D (2026): Seeking $20M for engineering, software integration, and full vehicle design

Phase 3 – Fully Functional Prototype Build and Testing (2027–2028): Planning to raise $75M to manufacture and test fully functional AV prototypes, complete safety validation, and engage with regulators

Phase 4 – Market Expansion (2028+): Targeting $130M for production and deployment of 100 AVs in the San Francisco market, including manufacturing, operations, and compliance



Business Model

Pliyt plans to initially operate with a direct-to-consumer model, allowing customers to book rides directly through an app. Future plans include expanding into business-to-business services by offering employee transportation solutions. The company is pursuing a pricing strategy focused on providing rides that are less expensive than competitors while maintaining strong margins through an efficient ridesharing model.

USER TRACTION

CES 2026



Pliyt plans to have an exhibit space at CES in January 2026, a major consumer technology trade show that draws global companies and industry leaders. CES 2025 hosted more than 142,000 attendees, over 1,400 startups in its startup-focused area called Eureka Park, and more than 4,500 exhibitors overall. Pliyt expects to finalize the contract for its exhibit space in September 2025.[iii] Some of the notable brands that have showcased at CES include Impossible Foods, Indiegogo, and Hitachi, among many others.[iv]

Production



In July 2025, Pliyt entered into two agreements with AISN: a $100,000 styling contract, which has been fully paid, and a $300,000 manufacturing contract payable upon specific project milestones. As of September 2025, Pliyt has paid $150,000 in total. This includes $100,000 for the styling contract and $50,000 for completion of the exterior design, which was the first step in the manufacturing contract. The remaining $250,000 under the manufacturing contract will be paid in three installments: $50,000 when the interior design is finalized, which will complete the overall design phase, $100,000 when the prototype exhibition vehicle is completed, and $100,000 prior to shipment for CES 2026.

Confidentiality Agreement (Chassis)

In February 2025, Pliyt signed a confidentiality agreement with a major global battery manufacturer under a non-disclosure agreement (NDA). The agreement allows both sides to share sensitive information, including ideas, designs, and test data, solely to explore Pliyt's robotaxi development and the potential use of the manufacturer's skateboard chassis platform.

Confidentiality Agreement (Autonomous Vehicle Technology)

In January 2025, Pliyt entered into a confidentiality agreement with an AV technology company under an NDA. Pliyt aims to leverage this agreement to support the development and integration of its AV technology.



Since Pliyt's formation as an LLC in February 2024 and subsequent conversion to a C corporation in March 2025, the company has not yet generated revenue as it remains focused on product development, particularly the design and build of its prototype exhibition vehicle. For the year ended December 31, 2024, the company recorded operating expenses of $14,609, resulting in a net loss of the same amount, primarily reflecting early professional, administrative, and R&D costs. From January through July 2025, costs associated with in product development increased, bringing the cumulative net loss to approximately $114,500, including a $100,000 milestone payment in July towards the production of its prototype exhibition vehicle. As of September 8, 2025, the company held approximately $50,000 in cash and had made total payments of $150,000 to AISN, consisting of $100,000 under the styling contract and $50,000 toward the prototype exhibition vehicle manufacturing contract. The remaining $250,000 under the manufacturing contract will be paid in three installments: $50,000 when the interior design is finalized, which will complete the overall design phase, $100,000 when the prototype exhibition vehicle is completed, and $100,000 prior to shipment for CES 2026.

Global Autonomous Vehicle Market

The global AV market was valued at $207.38 billion in 2024 and is projected to grow from $273.75 billion in 2025 to about $4.45 trillion by 2034, with a compound annual growth rate of 36.3% between 2025 and 2034. Government funding, supportive regulations, and investments in digital infrastructure are expected to boost demand for autonomous cars during the forecast period. These vehicles provide independent mobility for people with disabilities and non-drivers, offering greater flexibility and comfort to rest, read, or work while traveling, which enhances efficiency. Advances in technology and innovation within the automotive industry have led to the development of autonomous cars, a major breakthrough following electric and hybrid vehicles. The increasing number of accidents caused by human error has also driven the need for autonomous technology in the automotive sector.[v]



Source: Precedence Research, August 2025



North American Autonomous Vehicle Market

The North American AV market is poised for growth over the next decade. As of July 2025, more than 1,500 robotaxis operate commercially in five U.S. cities. Goldman Sachs Research projects this number will rise to about 35,000 nationwide by 2030, generating $7 billion in annual revenue and capturing roughly 8% of the U.S. rideshare market, up from less than 1% today, as AV operators scale and reduce costs. The North American AV market is estimated at $300 million in 2025 and is expected to grow to $7.27 billion by 2030, reflecting a compound annual growth rate of about 90% in robotaxis' market share. Additionally, Goldman Sachs forecasts that fully integrated AV operators could achieve gross margins of 40 to 50% within three to five years, potentially driving total U.S. AV market gross profits to around $3.5 billion by 2030.[ii]



Source: Goldman Sachs, July 2025

Key factors influencing whether the forecast is too optimistic or conservative include how quickly AV providers can scale and the level of competition. Researchers are expected to continue to watch how advancements in AI training, models, and simulation tools impact the number of AV technology providers. Early signs of success include growing consumer adoption of AVs in certain rideshare markets and encouraging safety data from Waymo, whose vehicles have experienced significantly fewer airbag deployments and injury-causing crashes compared to human drivers.

As AVs scale, their costs are dropping due to improved, purpose-built hardware, such as fewer cameras in newer models. This reduces the average cost of AVs in the U.S., though costs will likely remain higher than in China, where the technology launched earlier. Driving costs per mile are also falling, with depreciation expected to decrease from 35 cents in 2025 to 15 cents by 2040, and insurance costs from 50 cents to 23 cents. Additionally, savings could come from needing fewer remote operators, who provide virtual assistance; by 2040, one operator could oversee 35 vehicles, compared to just three today.[ii]



Ridesharing Market

The global ridesharing market is rapidly expanding, driven by urbanization, increased smartphone use, advances in mobile technology, and environmental benefits. Valued at approximately $150 billion in 2025, it is projected to grow to nearly $692 billion by 2034, with an annual growth rate of about 18.5%. Companies like Uber and Lyft have revolutionized urban transportation by making ridesharing more accessible, efficient, and data-driven. They created flexible gig work opportunities, introduced dynamic pricing, enhanced user experience with app-based booking and cashless payments, and improved safety through real-time tracking and background checks. This transformation has influenced global markets, inspired regional platforms, and paved the way for autonomous and electric vehicle integration. Overall, ridesharing continues to reshape mobility by offering convenient, cost-effective alternatives to car ownership and public transit, while promoting sustainability and adapting to evolving consumer preferences.[vi]



Source: DriveMond, June 2025

Autonomous Ridesharing Fleets

According to a report published in August 2024, the autonomous ridesharing fleets market was valued at $910.6 million in 2023 and is expected to grow at a CAGR of over 63.5% through 2032. Continued urbanization and smart city initiatives are driving demand for scalable, efficient transportation solutions that reduce congestion and pollution.[vii] However, it's important to note that while the market's estimated and projected value could be substantial, actual deployments of autonomous ridesharing fleets are currently limited.



Venture Financing

Pliyt operates within the broader mobility tech industry, which attracted $30.83 billion in venture investment across 1,165 deals in 2024. While this falls short of the 2021 peak of $59.95 billion, it represents a noticeable year-over-year increase from 2023, when $19.28 billion was invested in the space. Furthermore, the industry achieved a record-high average median post-money valuation of $43.43 million in 2024, marking a ~49.40% increase from the previous year. Additional highlights include:

- From 2014 to 2024, the industry received $357.97 billion of venture investment across 18,737 deals
- The median deal size in 2024 was $3.26 million, the highest year on record, up from $2.82 million in 2023
- From 2014 to 2024, the median post-money valuation grew 274.72%



Capital Invested and Deal Count in the Mobility Tech Industry, 2014 – 2024

Source: PitchBook Data, Inc. as of August 11, 2025

COMPETITORS



Waymo (NASDAQ: GOOG): Waymo is a leading autonomous driving company that operates a commercial robotaxi service, leveraging advanced AI and sensor technology.[viii] According to co-CEO Dara Khosrowshahi, the average Waymo robotaxi completes more daily trips than 99% of Uber drivers, as stated in August 2025.[ix] Waymo operates fully in five cities including San Francisco, Atlanta, Phoenix, Los Angeles and Austin and is testing in another 10 cities including New York City and Philadelphia as of August 2025.[x] In May 2025, Waymo co-CEO Tekedra Mawakana told CNBC that the Alphabet-owned ride-hailing company had completed 10 million robotaxi trips, doubling its total in just five months, with over 250,000 paid trips per week. The robotaxi company operates under Alphabet's "Other Bets" division, where overall revenue dropped 9% year-over-year in the first quarter to $450 million, while operating losses widened to $1.23 billion from $1.02 billion a year earlier.[xi] In October 2024, Waymo closed a $5.6 billion oversubscribed investment round led by its parent company Alphabet.[viii]





Tesla (NASDAQ: TSLA): Tesla is a U.S.-based company that produces electric vehicles, solar panels, and energy storage solutions for both vehicles and homes. As Tesla entered the 2020s, it refreshed its lineup with new models like the Model Y which quickly became its best-selling vehicle by 2023 and announced others such as the Cybertruck, Semi, and second-generation Roadster while continuing to develop autonomous driving technology, the AI-powered Optimus robot, and advanced energy storage solutions.[xii] Furthermore, in August 2025, Tesla CEO Elon Musk confirmed that the company's Robotaxi service is expected to open to the public in September 2025. The platform initially launched in June with a limited group of riders in Austin, Texas, and has since expanded its service areas, including the Bay Area in California. Musk emphasized that Tesla is prioritizing safety and plans to gradually increase access, with full public availability expected sometime next year.[xiii] Tesla's Q2 2025 revenue was $22.50 billion, down ~12% year-over-year.[xiv]



Zoox (NASDAQ: AMZN): Zoox is a self-driving car startup acquired by Amazon in 2020 for $1.3 billion. The company focuses on designing fully AVs from the ground up rather than adapting existing cars.[xv] In June 2025, Amazon's self-driving cab company Zoox opened a new factory in California and is ramping up production of its unique carriage-style robotaxis, which feature four seats facing each other. Currently producing one robotaxi per day, Zoox aims to increase output to three per hour by next year. Amazon plans to launch the service in Las Vegas later this year, with expansions to San Francisco, Austin, and Miami to follow.[xvi] In August 2025, Amazon's Zoox robotaxi unit cleared a key regulatory hurdle when the National Highway Traffic Safety Administration granted it an exemption from certain federal safety standards, closing a safety probe from earlier that year and allowing Zoox to proceed with demonstrations and expansion of its self-driving vehicles.[xvii]



Beep: Beep is an Orlando-based company providing AI-powered autonomous shuttle services focused on shared mobility for first- and last-mile transportation along planned, geo-fenced routes. Operating across 38 deployments in nine U.S. states, Beep partners with communities, transit authorities, airports, and campuses to design and manage localized mobility networks using multi-passenger electric vehicles monitored in real time through its proprietary AutonomOS platform. In June 2025, Beep launched the nation's first fully autonomous public transit system in Jacksonville, Florida, in collaboration with the Jacksonville Transportation Authority, deploying 14 ADA-compliant autonomous shuttles on a 3.5-mile downtown route. That same month, the company raised $52.7 million in a funding round co-led by Intel Capital and Blue Lagoon Capital to support its expansion, pilot programs, and entry into new markets.[xviii]



Avride: Avride is an Austin-based tech company that develops AVs and delivery robots using shared technologies such as sensors, LiDAR, and cameras. Founded in 2017, the company focuses on simultaneously advancing both product lines to improve self-driving mobility solutions. In July 2025, Avride began testing dozens of its AVs throughout Austin, with plans to expand the fleet to 100 cars in the coming months. Its delivery robots are already deployed commercially in Dallas, Austin, and Jersey City through Uber Eats. Avride aims to launch its AVs first in Dallas by the end of the year before expanding further in Austin.[xix] In October 2024, Uber and Avride announced a multiyear strategic partnership to integrate Avride's autonomous delivery robots and vehicles into Uber and Uber Eats services.[xx]





EXECUTIVE TEAM

Shalin James Anto, Chairperson of the Board & Chief Product Officer: Shalin James Anto is the Chairperson of the Board and Chief Product Officer at Pliyt, where he defines the company's long-term product vision, ensures alignment with business strategy, and drives innovation across hardware and system architecture. He brings over 13 years of automotive R&D experience, having held engineering roles at major original equipment manufacturers (OEMs) including Honda, Byton, and Tesla. His work has spanned mechanical design, vehicle integration, and advanced prototyping. Prior to founding Pliyt, Shalin spent four years at Waymo, contributing to the development of multiple AV platforms with a focus on system integration, sensor reliability, and design for manufacturability. Shalin earned a Bachelor of Technology in Automotive Engineering from Sree Chitra Thirunal College of Engineering and a Master of Science in Automotive Engineering from the University of Leeds.



Christopher J. Eckert, Chief Executive Officer: Christopher J. Eckert is the Chief Executive Officer at Pliyt, where he sets company direction, leads executive decision-making, and drives overall performance. He brings nearly three decades of extensive automotive industry experience, spanning design, engineering, and leadership roles at both top-tier OEMs and startups. His career highlights include pivotal positions at Tesla, NIO, Toyota, and Ford, where he played key roles in launching innovative vehicle programs and scaling teams. In addition to his role at Pliyt, he serves as CEO of Blue Pencil Solutions, overseeing strategic growth, product development, and cross-functional team execution. Previously, he was Senior Director at Nikola Motors, where he led electric vehicle cab development and managed both engineering and production teams. Christopher studied automotive design and engineering at Schoolcraft College, automotive systems and production at Oakland College, and prototyping and engineering analysis at Henry Ford College.



Pradeep Punarka Shajan, Chief of Investor Relations and Growth: Pradeep Punarka Shajan serves as Chief of Investor Relations and Growth at Pliyt, where he leads capital strategy, stakeholder alignment, and growth initiatives. He is also the Chief Executive Officer of Farmers Fresh Zone, a B2C startup he founded in 2015. With eight years of entrepreneurial experience, he successfully scaled the business and was selected for the United Nations SDG Accelerator program. His background as a founder adds a strong growth and sustainability focus to Pliyt's leadership team. Pradeep holds a Bachelor of Engineering from the University of Calicut and Master's of Business Administration in Information Technology from Sikkim Manipal University.

PAST FINANCING

From June to August 2025, Pliyt raised $150,000 through SAFEs at a $10 million post-money valuation cap. In 2025, the company took two $25,000 loans, one in June due June 2026 with a 10% annual interest rate and another in September due September 2026, both personally guaranteed by Shalin James Anto.



INVESTMENT TERMS

Security Type: Crowd Notes
Round Size: Min: $25,000 Max: $1 million
Valuation Cap: $10 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the price per share paid on a $10 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,



- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

i https://drivemond.app/blog/ride-hailing-vs-ride-sharing/

ii https://www.goldmansachs.com/insights/articles/autonomous-vehicle-market-forecast-to-grow-ridesharing-presence

iii https://www.ces.tech/

iv https://www.ces.tech/exhibit/exhibitor-success-stories/

v https://www.precedenceresearch.com/autonomous-vehicle-market

vi https://drivemond.app/blog/ride-sharing-market-analysis/

vii https://www.gminsights.com/industry-analysis/autonomous-ride-sharing-fleets-market

viii https://www.automotivedive.com/news/waymo-5-billion-funding-round-alphabet-robotaxis-autonomous-vehicles/731142/

ix https://www.businessinsider.com/uber-earnings-ceo-average-waymo-completes-more-trips-most-human-drivers-2025-8

x https://www.thecooldown.com/green-business/waymo-self-driving-cars-dallas-expansion/

xi https://www.cnbc.com/2025/05/20/waymo-ceo-tekedra-mawakana-10-million.html

xii https://www.britannica.com/money/Tesla-Motors

xiii https://www.teslarati.com/tesla-ceo-elon-musk-confirms-robotaxi-opening-public-heres-when/

xiv https://www.tesla.com/sites/default/files/downloads/TSLA-Q2-2025-Update.pdf

xv https://venturebeat.com/ai/amazon-sweetens-1-3-billion-zoox-acquisition-with-100-million-in-stock-to-keep-workers/

xvi https://www.thedailyupside.com/technology/artificial-intelligence/amazons-driverless-cab-company-zoox-is-revving-up-its-toaster-taxis/

xvii https://www.cnbc.com/2025/08/06/amazon-zoox-robotaxi.html

xviii https://www.superbcrew.com/beep-raises-52-7-million-to-expand-its-ai-powered-autonomous-shuttle-services-across-the-u-s/



[xix] https://www.kvue.com/article/news/local/avride-self-driving-vehicles-austin-testing-driverless-cars-autonomous-currently/269-bc74bd81-9cdb-4264-b446-d8a8d20d77b1

[xx] https://investor.uber.com/news-events/news/press-release-details/2024/Uber-and-Avride-Announce-Autonomous-Delivery-and-Mobility-Partnership/default.aspx

EXHIBIT C

Subscription Agreement

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Pliyt Inc.
1540 Greensboro Ct
San Jose, CA 95131

Ladies and Gentlemen:

The undersigned understands that Pliyt Inc., a corporation organized under the laws of Delaware (the "**Company**"), is offering up to $1,000,000 of Crowd Notes (the "**Securities**") in a Regulation CF Offering (the "**Offering**"). This Offering is made pursuant to the Form C dated September 18, 2025 (the "**Form C**"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm Pacific Time on February 23, 2026, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received in escrow from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, North Capital Private Securities Corporation shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by

federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi.   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect, and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii.   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) **No Guaranty.** The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) **Status of the Undersigned.** The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) **Restrictions on Transfer or Sale of Securities.**
i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii.   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii.   The undersigned agrees they will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) **General Rule.** Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company: Pliyt Inc.
1540 Greensboro Ct
San Jose, CA 95131
Attention: Shalin James Anto

If to the Investor: [INVESTOR ADDRESS]
[E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned, and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] of [MONTH], [YEAR].

INVESTOR (if an individual):

By: _____

Name: _____

INVESTOR (if an entity):

_____
Legal Name of Entity

_____
State/Country of Domicile or Formation

By: _____

Name: _____

Title: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Investor] for [total amount to be paid by Investor].

Pliyt Inc.

By: _____

Name: _____

Title: _____

EXHIBIT D

Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Pliyt Inc.

CROWD NOTE

FOR VALUE RECEIVED, Pliyt Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $10 million.
s
The "**Offering Deadline**" is February 23, 2026.

1. Definitions.

a) "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing as defined below.

b) "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c) "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer, or other disposition of all or substantially all of the Company's assets,
ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d) "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e) "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f) "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g) "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h) "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i) "**Maximum Raise Amount**" shall mean $1,000,000 under Regulation CF.

j) "**Outstanding Principal**" shall mean the total of the Purchase Price plus any applicable interest earned.

k) "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l) "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

  i.   Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

  ii.   Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m) "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a) **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

  i.   If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

  ii.   If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b) **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c) **Corporate Transaction.** In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

  i.   If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

B. Obtaining the Corporate Transaction Payment.

ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d) **Mechanics of Conversion.** As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e) **Note Completion.** This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. Representations and Warranties of the Company. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a) **Organization, Good Standing and Qualification.** The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b) **Authorization.** Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors, and stockholders necessary for the authorization, execution, and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c) **Offering.** Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d) **Compliance with Other Instruments.** The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e) **Valid Issuance of Stock.** The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f) **Intellectual Property.** To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g) **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration, or investigation pending before any agency, court, or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree, or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. Representations and Warranties of the Investor. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a) **Authorization.** This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

b) **Purchase Entirely for Own Account.** Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c) **Required Information.** The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d) **Reliance on Advice.** The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e) **Federal or State Agencies.** The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f) **Voting and Inspection Rights.** The Investor acknowledges that if they are not a Major Investor they shall have limited voting, information and inspection rights.

g) **No Public Market.** The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. Miscellaneous.

a) **Security.** This Crowd Note is a general unsecured obligation of the Company.

b) **Special Purpose Vehicle.** The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c) **Successors and Assigns.** The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d) **Governing Law.** This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e) **Notices.** All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f) **Financing Agreements.** The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g) **Severability.** If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h) **Transfer of a Crowd Note.** Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i) **Closing Procedures.** Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j) **Entire Agreement; Amendments and Waivers.** This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. Dispute Resolution.

a) **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties.

b) **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. Approval. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. Subscription Procedure. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck



Redefining Shared Mobility with Privacy

A world where shared rides feel like personal space. Introducing Pliyt -

the privacy-centric autonomous ride-sharing solution that transforms

how we think about shared mobility.

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Ride-Sharing is Broken[1]


No Privacy
Strangers in close quarters may create uncomfortable experiences.


Uncomfortable Experience
Noise, crowding, and lack of control may diminish ride quality.


Safety Concerns
Shared luggage and unpredictable riders pose security risks.


Health Risk
Chances of cross-contamination from unknown passengers.


Outdated Models
Current autonomous vehicle (AV) designs replicate the same broken system.

Our Planned Solution: Pliyt

Privacy-First Design

Soundproof, individually controlled cabins with anonymous seating.

Enhanced Security

Tamperproof side panels with separate entry/exit and luggage compartments.

Personalized Experience

Dynamic lighting, temperature, and audio controls per rider.

Health-Conscious design

Fully separated partitions avoids cross-contamination between fellow passengers.

Affordable Luxury

Premium experience at competitive prices.





Pliyt Patent pending Design



Retractable Windows

Luggage compartments

Luggage compartments

Retractable Trays

- Size similar to Toyota Sienna

Market Opportunity[2]

$65B
Market Size

Projected autonomous ride-sharing market by 2032

63.5%
Growth Rate

Expected Compound Annual Growth Rate (CAGR) in the shared mobility sector from 2024-2032

910.6M

Autonomous ride-sharing market valuation in 2023



Survey Insights and Our Approach

Customer Validation - Survey Reveals Market Opportunity

A March 2024 KAPSARC survey reveals significant insights into consumer hesitations around autonomous vehicles and carpooling—precisely the challenges Pliyt's business model addresses.

Key Concerns About AV & Carpooling

- 61% fear safety issues with self-driving tech
- 41% unwilling to ride with strangers
- 37% concerned about passenger safety
- 32% Worried about bothering from strangers
- 18% price sensitive
- 29% Expressed concerns about longer ride times

Pliyt's Potential Winning Solutions

- **Trust**: Waymo's 250K weekly rides reduce fear[3]
- **Privacy**: Individual cabins help eliminate stranger anxiety
- **Safety**: Anonymous shared ride model
- **Comfort**: No visual or auditory presence of others
- **Price**: Seeking 40% cheaper rides than alternatives

Target Customers



B2C: Scheduled Rides (6 hours to 2 months in advance)

Airport, office, university, and event transportation



B2B: Employee daily pickup and drop
Corporates and schools/colleges



B2C Scale up: Same-Day Rides (2 hours)

Movies, parties, and other entertainment venues

Environmental Commitment



Zero-Emission

Fully electric autonomous vehicle platform



Carbon Tracking

Measurable carbon offset with each ride



Urban Resilience

Helping cities transition to climate-friendly mobility



Low Footprint

Light infrastructure with reduced congestion impact

Execution Plan: 2025-2030



Phase 1: Consumer Electronics Show (CES) Launch
2025 $1M deployment

Phase 2: R&D
2026 – Product development, AV integration, $20M deployment

Phase 3: Proto Build
2027 & 2028 - Vehicle Testing & Validation, $75M deployment

Phase 4: Expansion
2028+ - 100 AVs for San Francisco market, $130M deployment

Key Contracts and Collaborations

- In early 2025, Pliyt entered confidentiality agreements with a global battery manufacturer and an AV technology company to potentially explore advancing its ride-share solution

- In July 2025, Pliyt contracted AISN to design and build its prototype exhibition vehicle for CES 2026



Who We Are ?







CEO
Chris J Eckert

Nearly three decades of extensive Automotive industry experience, spanning design, engineering, and leadership roles at top-tier OEMs and startups. His career highlights include pivotal positions at Tesla, NIO, Toyota, and Ford.

Founder & CPO
Shalin James Anto

13 years of automotive R&D expertise. Worked for major OEMs like Honda, Byton, and Tesla. Contributed to Waymo's autonomous vehicles for 4 years on multiple platforms.

Chief of Investor Relations and Growth
Pradeep Punarka Shajan

Ex-Founder & CEO of a B2C startup scaled to 600K+ users. Led 8 years of growth, backed by UN SDG Accelerator. Built high-impact, tech-driven operations across product and customer acquisition.

Join Us in Revolutionizing Mobility



Innovative Concept

Privacy-first design that transforms shared mobility



Market Opportunity

$65B opportunity with a 63.5% expected CAGR from 2024-2032[4]



Experienced Team

Leadership with proven track records at Tesla, Waymo, and more

Be part of the future of transportation

Thank you

1) https://drivemond.app/blog/ride-hailing-vs-ride-sharing/
2) https://www.gminsights.com/industry-analysis/autonomous-ride-sharing-fleets-market
3) https://www.ainvest.com/news/waymo-autonomous-ride-surge-250-000-weekly-milestone-implications-investors-2504/
4) https://www.gminsights.com/industry-analysis/autonomous-ride-sharing-fleets-market

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Webinar Transcript

Pliyt Webinar

[Chris]
Welcome. We're excited to introduce you to Pliyt. We are providing you with personal luxury in your travels. I am Chris Eckert, CEO of Pliyt, based out of San Francisco.

Pliyt is the true future of ride sharing. For nearly three decades, I've been part of steering the future of automotive engineering around the world, crafting innovation one mile at a time. We are revolutionizing shared mobility with a private, luxurious embrace of a personal car effortlessly while being accessible to everyone.

This isn't another rideshare startup. We are reimagining shared mobility itself. Autonomous travel that's private, safe, and built for people first. To explain our vision, I'll hand you over to the true brains behind the evolution Shalin our CPO. Take it away, Shalin.

[Shalin]
Thank you Chris for the warm introduction. I'm excited to get started and share more about Pliyt. Let's get started.

Everyday, millions of people take ride hailing trips for their daily commute. The fun fact is, as per statistics, only 10 percentage of those rides are taken on a shared basis. The remaining 80 to 90 percentage of the rides are taken by solo rides.[i] [ii]

Have you ever wondered what are the main reasons for this widespread hesitation towards ride sharing? The picture on the screen typically shows a ride sharing scenario where you have strangers sitting with you on the same vehicle, looking at you, staring at your work, listening to your conversations.

As it sounds, a typical unpleasant scenario. And also coming from a post pandemic era, people are even more conscious about their health than ever before. These situations clearly explain why there is a widespread hesitation towards ride sharing.

With the AV Breakthrough, our company Pliyt is redefining the 100-year-old automotive traditional design to address the concerns of shared mobility, making it private, luxurious, and comfortable than ever before.

Introducing Pliyt with our unique patent pending design. Pliyt aims to be the world's first privacy-first autonomous ride sharing platform. As you can see on the images, we are developing vehicles with individually enclosed soundproof ports. Each port will have separate entry and exit points and these ports will have completely independent control over the light, temperature, music, air conditioner, and so on.

And each ports have assigned independently accessible luggage compartments. And the fully reclinable window between the adjacent ports on the left side and right side would help to have seamless communication while travelling with friends and families.

And our zero gravity seats with massage features will help you get relaxed either regardless of a short or a long trip. We aim to bring luxury and privacy to ride sharing space at a lower affordable price compared to any other service in the market.

The image on the screen shows Pliyt patent building design with four independent privacy ports with two luggage compartments on the front and two on the rear and with retractable windows between the left side and right side partition.

The luggage compartments are uniquely assigned to independent privacy ports as you board the vehicle. So imagine as you travel in any of the other ride sharing vehicle as of today, so you would be placing your luggage along with other passengers in the same trunk space.

So there is always a tension of like you know luggage security once the other customer gets down from the vehicle. But with Pliyt you are assured. So your luggage is accessible only by you.

So speaking about the market, the autonomous ride sharing market currently stands at $910 million and is expected to blow at an annual rate of 63.5% to $65 billion in the next 7 years.[iii] And what is exciting is Pliyt, with its first mover advantage, unlocks a completely new segment in ride sharing, which is privacy focused.

This is the result of a survey which has been published in March 2024 conducted by KAPSARC. The results of this survey clearly reiterates our initial assumptions on the top factors which are contributing to the hesitation towards a ride sharing.

And this survey was conducted among 750 participants across the U.S. covering all demographics and among the people who are using ride hailing on a regular basis. And the questions asked to these participants were to understand their top main concerns in using an AV or carpooling service.

And at the time of survey, which is in 2023, 61% of the people express their safety concerns on using a self-driving technology vehicle. And fast forward to today in 2025, we know that Waymo is blocking around 250,000 rides per week,[iv] which is, which clearly shows that the customer fear in AV tech is slowly fading away.

And coming to carpooling, 41% of the people were unwilling to travel with strangers and 37% of the people were concerned about passenger safety and 32% were worried about bothering from strangers.

And with Pliyt's unique privacy first design, we are solving these three top main concerns of carpooling.

We are starting with B2C scheduled rides. This will help us deliver consistent premium service without any challenges and help us iterate for improvements. In U.S. B2B market itself is a huge market where the companies provide shuttle services for pick and drop for the employees and most of the cases the employees has to assemble at an assembly point where they get picked up with a, with a van or like a bus, bus shuttle service.

But Pliyt being a fully autonomous service, we could directly pick up the employees right from their doorstep. By doing this, we could give personal time back to the employees. Going forward, after testing our model in multiple cities, we will be doing big scaling in B2C scenario.

Speaking about the environmental commitment, we are 100% electric, which will directly help cities accelerated towards climate friendly mobility and the Pliyt's unique design itself, it doesn't just serve users right.

So it basically aligns with the climate goals and city transformation strategies by directly reducing the amount of vehicles on the road.

Our execution plan in 2025, we are planning to raise around $1 million in order to showcase our vehicle, in 2026, CES. The design for our prototype is finalized and our production is ongoing. From 2026 to 2028, we will be expanding our R&D activities and AV integration activities. And by 2028, we plan to implement 100 vehicles in San Francisco with a total of $130 million deployment.

We are currently in discussion with several leading automotive suppliers. Over the course of last few months, we have signed multiple NDAs and MOUs and this image is from our recent China visit where we met our current proto supplier AISN, who is a low volume production supplier who could also support us in ramping up our initial production volume.

This is our team, I am the founder and CPO of the company. I come with typical automotive R&D expertise.

Chris Eckert, he's the CEO of the company. He comes with nearly 3 decades of automotive R&D expertise.

Pradeep. He has built startups, scaled businesses, and currently he is supporting us in the role of investor relationships and growth.

We have built vehicles, launched AVs, scaled platforms, and exited startups.

From deep engineering to business strategies, we have done it before and we are committed to do that again for Pliyt.

We invite you to join us and be a part of future of transportation together with Pliyt and its innovative privacy focus design that could describe the shared mobility space, creating a whole new segment of privacy focused transportation.

Thank you.

i https://www.sciencedirect.com/science/article/abs/pii/S0966692321002015?
ii https://arxiv.org/abs/2008.06050?
iii https://www.gminsights.com/industry-analysis/autonomous-ride-sharing-fleets-market
iv https://www.ainvest.com/news/waymo-autonomous-ride-surge-250-000-weekly-milestone-implications-investors-2504/